Filed by Novellus Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Novellus Systems, Inc.

Commission File No.: 000-17157

Registration Statement No.: 333-179267

Frequently Asked Questions

Merger Impact on Stock Options

Granted Under the 2011 Stock Incentive Plan

Q1. What will happen to my stock options if I am an employee of the Company upon the Closing?

A1. Upon the closing of the transaction (the “Closing”), if you are then an employee of Novellus Systems, Inc. (the “Company”), each outstanding stock option then held by you, whether vested or not, will be assumed by LAM Research Corporation (“LAM Research”) and will be converted into a stock option to purchase shares of LAM Research. The number of shares of LAM Research subject to your assumed stock option will equal the number of shares of Company stock subject to your stock option immediately prior to the Closing times 1.125, rounded down to the nearest whole share. The exercise price of your assumed stock option will equal the exercise price of your stock option divided by 1.125, rounded up to the nearest whole penny. Otherwise, your assumed stock options will be subject to the same terms and conditions, including the vesting schedule, applicable to your stock options immediately prior to the Closing.

Example: John is an employee of the Company upon the Closing. Immediately prior to the Closing, John held a stock option to purchase 1,000 shares of the Company at an exercise price of $30.

•

Upon the Closing, John’s stock option will be converted into a stock option to purchase 1,125 shares of LAM Research (1,000 times 1.125) at an exercise price of $26.67 ($30 divided by 1.125, rounded up to the nearest whole penny).

•

Otherwise, John’s stock option will be subject to the same terms and conditions specified in his award agreement, including, but not limited to, the vesting schedule, the post-termination exercise period(s), and any terms and conditions specific to the jurisdiction in which John resides.

Q2. What if I hold stock options but I am not an employee of the Company upon the Closing?

A2. If you are not an employee of the Company upon the Closing, the post-termination exercise period applicable to your outstanding stock options will end, and your outstanding stock options will terminate, immediately upon the Closing for no consideration. Consequently, if you would like to exercise your stock options, you must do so prior to the Closing. If you choose to exercise your stock options and hold the shares of Company stock issued to you upon exercise, you will be treated like all other stockholders of the Company and each share of Company stock that you hold as of the Closing will be converted into 1.125 shares of LAM Research.

Example: John’s employment with the Company terminates on April 15, 2012, and the transaction closes on May 1, 2012. Immediately prior to his termination, John held a vested stock option to purchase 1,000 shares of the Company. The post-termination exercise period specified in his award agreement is three (3) months. If the merger had not occurred, John would have had until July 15, 2012, to exercise his stock option. However, because stock options held by former employees are not being assumed in the merger, John must exercise his stock option prior to May 1, 2012, or his stock option will terminate at that time for no consideration and John will have no further rights with respect to his stock option.

•	If John does not exercise his stock option prior to May 1, 2012, his stock option will terminate for no consideration.

•

If John exercises his stock option with respect to all 1,000 shares prior to May 1, 2012, he will receive 1,000 shares of the Company. If John continues to hold such shares until the Closing, he will be treated like all other stockholders of the Company and his shares will be converted into 1,125 shares of LAM Research (1,000 times 1.125).

Q3. What will happen to my assumed stock options, originally granted under the Company’s 2011 Stock Incentive Plan, if my employment terminates after the Closing?

A3. The treatment of your awards will depend on when the award was granted.

Awards granted on or after May 19, 2011 and before December 14, 2011. Assumed stock options granted under the Company’s 2011 Stock Incentive Plan on or after May 19, 2011 and before December 14, 2011, will fully vest if, on the date of or within 12 months after the Closing, your employment is terminated by the Company or LAM Research without “Cause” or terminated by you for “Good Reason,” as those terms are defined in your award agreements. Under these circumstances, you will have 3 months following your termination to exercise your vested stock options. In addition, if you reside outside of the European Union, in the event of your Retirement (as such term is defined in your award agreements), an additional portion of the shares subject to your awards, equal to the number of shares that would have vested in each 12-month period following your Retirement had your employment continued throughout such periods, will vest for every 5 full years of Eligible Service (as such term is defined in your award agreements). Under these circumstances, you will have 36 months following your termination to exercise your vested stock options. Finally, such awards will fully vest upon termination of your employment for death or Disability (as such term is defined in your award agreements), and you (or your heir(s)) will have 12 months following your termination for death or Disability to exercise your vested stock options. In no event will your stock options vest with respect to more than 100% of the shares subject to the options.

Example: The transaction closes on May 1, 2012, and John’s employment terminates on May 10, 2012. Immediately prior to John’s termination, John holds unvested stock options for 1,125 shares of LAM Research. John’s stock options are scheduled to vest as to 25% of the shares on each of May 19, 2012, 2013, 2014, and 2015.

•

If John’s employment terminates involuntarily without Cause or by him for Good Reason, he will vest in 1,125 shares subject to his stock options. He will have until August 10, 2012, to exercise his vested stock options unless his termination qualifies as a Retirement under the Rule of 70 Accelerated Stock Vesting Retirement Plan, in which case John will have until May 10, 2015 to exercise his vested stock options.

•

If John’s employment terminates voluntarily due to Retirement under the Rule of 70 Accelerated Stock Vesting Retirement Plan and, at that time, he has 12 years of Eligible Service, John will vest in 563 shares (i.e., the number of shares that he would have vested in had he remained employed for 24 months following his Retirement). In addition, he will have until May 10, 2015, to exercise his vested stock options.

•

If John’s employment terminates due to death or Disability, he will vest in 1,125 shares subject to his stock options. In addition, he (or his heir(s)) will have until May 10, 2013, to exercise his vested stock options.

Awards granted on or after December 14, 2011. Assumed stock options granted under the Company’s 2011 Stock Incentive Plan on or after December 14, 2011, will fully vest if, on the date of or within 12 months after the Closing, your employment is terminated by the Company or LAM Research without “Cause” and not in connection with a “Reduction in Force” or terminated by you for “Good Reason,” as those terms are defined in your award agreements. In general, a Reduction in Force will include an involuntary termination by the Company or LAM Research of at least three hundred (300) employees of the Company, LAM Research and all related entities during a single 2 week period. Regardless of whether your termination occurs in connection with a Reduction in Force, you will have 3 months following your termination to exercise your vested stock options. In addition, if you reside outside of the European Union and on or before December 31, 2012, your employment terminates due to Retirement (as such term is defined in your award agreements) or you are terminated involuntarily without Cause in connection with a “Reduction in Force” but you were eligible for Retirement, an additional portion of the shares subject to your award, equal to the number of shares that would have vested in each 12-month period following your Retirement had your employment continued throughout such periods, will vest for every 5 full years of Eligible Service (as such term is defined in your award agreements). Under these circumstances, you will have 36 months following your termination to exercise your vested stock options. Finally, such awards will fully vest upon termination of your employment for death or Disability (as such term is defined in your award agreements) and you (or your heir(s)) will have 12 months following your termination for death or Disability to exercise your vested stock options. In no event will your stock options vest with respect to more than 100% of the shares subject to the options.

Example: On December 14, 2011, John was granted 1,000 stock options under the Company’s 2011 Stock Incentive Plan. The stock options are scheduled to vest as to 25% of the shares on each of December 14, 2012, 2013, 2014 and 2015. The transaction closes on May 1, 2012, and John’s stock options are each converted into stock options for 1,125 shares of LAM Research. On December 14, 2012, John vests in 282 shares subject to his stock options. On January 1, 2013, John’s employment terminates.

•

If John’s employment terminates involuntarily without Cause and not in connection with a Reduction in Force or by him for Good Reason, he will vest in 843 additional shares subject to his stock options. He will have until April 1, 2013, to exercise his vested stock options.

•

If John’s employment terminates under circumstances that would have constituted Retirement (as such term is defined in John’s award agreement), John will not vest in any shares because he retired after December 31, 2012. He will, however, hold vested stock options to purchase 282 shares, which vested on December 14, 2012, under the normal vesting schedule (if such options have not been previously exercised). He will have until April 1, 2013 to exercise his vested stock options.

•

If John’s employment terminates due to death or Disability, he will vest in 843 shares subject to his stock options. In addition, he (or his heir(s)) will have until January 1, 2014, to exercise his vested stock options.

Q4. If I reside outside the United States, are there any special terms and conditions applicable to my stock options in connection with the merger?

A4. Generally, no. The preceding FAQs describe the treatment of your stock options in connection with the merger regardless of where you reside. However, please note that your award agreements may have an appendix that includes specific provisions by jurisdiction related to, among other things, the settlement and exercise of your awards, and such provisions will continue to apply to your awards.

** Please note that the foregoing questions and answers are intended solely for your general information and are qualified by the exact language set forth in your applicable award agreement(s) and the terms set forth in the agreement and plan of merger, dated December 14, 2011, pursuant to which a wholly-owned subsidiary of Lam Research will merge with and into the Company (the “Merger Agreement”). In the event of a conflict between the information set forth herein and the terms set forth in your applicable award agreement(s) or the Merger Agreement, the latter documents shall govern. **

How to Find Further Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Lam Research Corporation (“Lam Research”) has filed with the SEC a registration statement on Form S-4 (File No. 333-179267) that includes a joint proxy statement of Lam Research and Novellus Systems, Inc. (“Novellus” or “Novellus Systems”) that also constitutes a prospectus of Lam Research. Lam Research and Novellus Systems will furnish the joint proxy statement/prospectus and other relevant documents to their respective security holders in connection with the proposed merger of Lam Research and Novellus Systems. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, WE URGE SECURITY HOLDERS AND INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT LAM RESEARCH AND NOVELLUS SYSTEMS AND THE PROPOSED MERGER. The proposals for the merger will be made solely through the joint proxy statement/prospectus. In addition, a copy of the joint proxy statement/prospectus may be obtained free of charge from Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401, or from Novellus Systems, Investor Relations, 4000 North First Street, San Jose, CA 95134. Security holders will be able to obtain, free of charge, copies of the joint proxy statement/prospectus and S-4 Registration Statement and any other documents filed by Lam Research or Novellus Systems with the SEC in connection with the proposed merger at the SEC’s website at http://www.sec.gov, and at the companies’ websites at www.LamResearch.com and www.Novellus.com, respectively.

Forward-Looking Statements

This announcement contains, or may contain, “forward-looking statements” concerning Lam Research and Novellus Systems (together such companies and their subsidiaries being the “Merged Company”), which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Generally, the words “believe,” “anticipate,” “expect,” “may,” “should,” “could,” and other future-oriented terms identify forward-looking statements. Forward-looking statements include, but are not limited to, (i) the expected benefits of the Merger and the repurchase program, the expected accretive effect of the Merger and the repurchase program on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers, employees and end-users, future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of Lam Research’s or Novellus Systems’ operations; (iii) the effects of government regulation on Lam Research’s, Novellus Systems’ or the Merged Company’s business; (iv) future industry developments and trends; (v) the anticipated timing of shareholder meetings and completion of the proposed merger and the repurchase program; and (vi) assumptions underlying any of the foregoing statements.

These forward-looking statements are based upon the current beliefs and expectations of the management of Novellus Systems and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Novellus Systems’ ability to control or estimate precisely and include, without limitation: the ability to obtain governmental or stockholder approvals of the merger or to satisfy other conditions to the merger on the proposed terms and timeframe; the effects of litigation, or potential litigation in connection with the merger or otherwise; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies or other benefits from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Novellus Systems’ and Lam Research’s businesses in a timely and cost-efficient manner; uncertainties in the global economy and credit markets; unanticipated trends with respect to the cyclicality of the semiconductor industry; and rates of change in, future shipments, margins, market share, capital expenditures, revenue and operating expenses generally; volatility in quarterly results and in the stock price of the Merged Company; customer requirements and the ability to satisfy those requirements; customer capital spending and their demand for the Merged Company’s products; the ability to defend the Merged Company’s market share and to gain new market share; anticipated growth in the industry and the total market for wafer-fabrication and support equipment and the Merged Company’s growth relative to such growth; levels of research and development expenditures; the estimates made, and the accruals recorded, in order to implement critical accounting policies (including but not limited to the adequacy of prior tax payments, future tax liabilities and the adequacy of the Merged Company’s accruals relating to them); access to capital markets; the ability to manage and grow the Merged Company’s cash position; the sufficiency of the Merged Company’s financial resources to support future business activities (including but not limited to the repurchase program, operations, investments, debt service requirements and capital expenditures); inventory levels and inventory valuation adjustments; the impact of legal proceedings; unexpected shipment delays which adversely impact shipment volumes; inaccuracies related to the timing and satisfaction of remaining obligations related to vacated leases; the inability to recover the amortized cost of investments in auction-rate securities, market changes negatively affecting auction-rate securities and the government’s inability to guarantee the underlying securities; the inability to enforce the Merged Company’s patents and protect its trade secrets; and other risks and uncertainties, including those detailed from time to time in Novellus Systems’ periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Novellus Systems cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Novellus Systems nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Novellus Systems or the Merged Company, following the implementation of the merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of the Merged Company for the current or future financial years would necessarily match or exceed the historical published figures.

Participants in the Solicitation

The directors and executive officers of Lam Research and Novellus Systems may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed transaction. Lam Research has filed with the SEC a registration statement on Form S-4 (File No. 333-179267) that includes the joint proxy statement/prospectus in connection with the solicitation of proxies to approve the proposed transaction. Information regarding Lam Research’s directors and executive officers and their respective interests in Lam Research by security holdings or otherwise is available in the joint proxy statement/ prospectus, its Annual Report on Form 10-K filed with the SEC on August 19, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on September 19, 2011. Information regarding Novellus Systems’ directors and executive officers and their respective interests in Novellus Systems by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on February 25, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on April 8, 2011. Additional information regarding the interests of such potential participants is or will be included in the joint proxy statement/prospectus and registration statement, and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.